650 Fifth Avenue
New York, NY 10019-6108

Phone: 212-757-3300

www.sterlingbancorp.com
STERLING BANCORP

Via EDGAR, U.S. Mail and fax to 202-772-9208

September 8, 2009

Mr. Todd K. Schiffman
Assistant Director
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sterling Bancorp
Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 001-05273

Dear Mr. Schiffman:

This is in response to your letter, dated August 25, 2009, regarding a staff comment on the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 of Sterling Bancorp (the “Company”).  For your convenience, we have reproduced in boldface type the specific comment included in your letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Asset Quality, page 37

1.
We have reviewed your revised disclosures and supplemental information in response to prior comment two from our letter dated July 24, 2009.  Given your significant concentration in lease financing receivables (approximately 18% of net loans at June 30, 2009), please tell us and revise your future filings to disclose the following:

•	your procedures should the recourse/personal guarantees on the loans become insufficient; and

•	your charge-off policy with respect to these loans.

Provide us with your proposed future disclosure.

Mr. Todd K. Schiffman
Division of Corporation Finance
Securities and Exchange Commission
September 8, 2009

 Response:

In future filings, the Company will include the following additional disclosure in the discussion of lease financing receivables under “Asset Quality”:

Collection efforts include repossession and/or sale of the leased equipment, payment discussions with the lessee, the principal and/or guarantors, and obtaining judgments against the lessee, the principal and/or guarantors.  When it is determined that collection efforts are no longer productive, the balance is charged-off.

*   *   *   *

In connection with our response to your comment on the Company’s filing, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to your comment or have any additional comments, please do not hesitate to call me at 212-757-8035.
Very truly yours,

STERLING BANCORP

By	/s/ John W. Tietjen
John W. Tietjen Executive Vice President and Chief Financial Officer

cc:	Wendy L. Cama
(Crowe Horwath LLP)
Daniel Dunson, Esq.
Mark J. Menting, Esq.
(Sullivan & Cromwell LLP)